VIVO PARTICIPAÇÕES S.A. Av. Dr. Chucri Zaidan, 860 Morumbi, 04583-110 São Paulo, SP, Brazil

December 6, 2010

Via Facsimile and Edgar

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vivo Participações S.A. Form 20-F for the year ended December 31, 2009 Filed March 31, 2010 File No. 333-09470

Dear Mr. Spirgel:

Thank you for your letter dated November 22, 2010 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Vivo Participações S.A. (“Vivo”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s November 22, 2010 comment letter in bold text.

Form 20-F for the Year Ended December 31, 2009

33. Summary of the differences between Brazilian GAAP and U.S. GAAP applicable to the Company, page F-83

ac) Debt issuance cost, page F-107

1.
We note your response to comment one from our letter dated October 22, 2010. Please tell us what you mean by the disclosure in the second paragraph of comment one “these amounts reflect the elimination of the tax benefit accounted for under Brazilian GAAP in connection with the amortization of goodwill for tax purposes mentioned above, so as to show the excess of the purchase price paid over book value of assets and liabilities acquired during the purchase price allocation as if calculated under US GAAP”. Also, provide us with the accounting journal entries that you record under both Brazilian and US GAAP to give effect to the restructuring allowing for tax deductibility of goodwill resulting from business

December 6, 2010	Pg. 2

combinations. Also, please provide a detailed explanation of the reason for each accounting journal entry, and explain to us in more detail the reason for the $194,853 reconciling adjustment that resulted in an increase in net income under US GAAP.

We present our responses in three sections, as follows:

1.1.
Please tell us what you mean by the disclosure in the second paragraph of comment one “these amounts reflect the elimination of the tax benefit accounted for under Brazilian GAAP in connection with the amortization of goodwill for tax purposes mentioned above, so as to show the excess of the purchase price paid over book value of assets and liabilities acquired during the purchase price allocation as if calculated under US GAAP.”

Our response to 1.1:

In connection with an acquisition involving the purchase of common shares, a company may pay a premium over the book value of the common shares acquired. This premium was allocated entirely to goodwill under Brazilian GAAP, which is being amortized over a period of five to ten years, on a straight-line basis, according to Brazilian corporate law until December 31, 2008. Starting January 1, 2009 the net balance of goodwill was no longer being amortized under Brazilian GAAP and it became subject to annual impairment analysis.

Brazilian Tax Regulations provide a mechanism that enables tax deductibility of goodwill resulting from business combination transactions. This mechanism generally involves corporate reorganization of related special purpose acquisition and related operating companies to be treated as one entity for federal tax reporting purposes. At the time of each restructuring that follows an acquisition, the Company recognizes under Brazilian GAAP a deferred tax asset for the tax benefit that will result from the future deductibility through the goodwill amortization. The tax benefit approximates 34% of the tax basis of the goodwill at the date of the restructuring. Please see the journal entries described in our response to the question 2 below.

In subsequent periods, given that no amortization exists in the income statement under Brazilian GAAP as of December 31, 2009 (goodwill still being amortized in tax books), when the tax benefit is realized in current tax returns, a corresponding entry is recorded to reverse a portion of the tax benefit relating to the deduction. The journal entries set forth below, considering an amount for income tax expense, present the entries under Brazilian GAAP for the 2009 fiscal year:
Debit (D)/Credit (C)	2009
(R$ 000)
When a current tax expense is calculated
D. Income taxes expense (P&L) (a)	395,600
C. Income tax payable (LIABILITY) (a)	395,600
When the tax benefit is realized
D. Deferred income taxes expense (P&L) (b)	194,853
C. Deferred tax asset (ASSET) (b)	194,853
________________
(a)
Goodwill recorded in the balance sheet was not amortized in the financial statements but amortized in the tax books. This means that income tax expense is lower by R$194,853 (34% of the total goodwill amortization).

(b)	Entry to reduce the deferred tax asset for realization of tax benefit in the tax books during the 2009 fiscal year. This entry equalizes the effective income tax rate.

December 6, 2010	Pg. 3

Under U.S. GAAP, the premium paid over the book value of the common shares acquired is first allocated to identifiable assets and liabilities with the residual amount allocated to goodwill. In summary, the goodwill recorded under Brazilian GAAP which generated a tax benefit and a corresponding tax asset when the corporate reorganization occurred, does not exist under U.S. GAAP. See further details regarding the elimination of the tax benefit accounted for under Brazilian GAAP in section 1.3 below.

1.2
Also, provide us with the accounting journal entries that you record under both Brazilian and US GAAP to give effect to the restructuring allowing for tax deductibility of goodwill resulting from business combination.

Our response to 1.2:

A complete set of journal entries related to a corporate restructuring was presented in our response to question 2 below.

1.3	Also, please provide a detailed explanation of the reason for the $194, 853 reconciling adjustment that resulted in an increase in net income under US GAAP.

Our response to 1.3:

As mentioned above, the goodwill recorded under Brazilian GAAP which generated a tax benefit when the corporate reorganization occurred, and corresponding deferred tax asset, does not exist under U.S. GAAP.

The effect of the restructuring is linked with the accounting for the business combination that preceded the corporate reorganization; therefore, the tax basis of related goodwill is higher than the goodwill reported in the financial statements under U.S. GAAP. Since ASC 850-740 (prior to the issuance of FAS 141R) precluded recognition at the acquisition date of the tax effect of the difference between the book value and tax basis of goodwill, the deferred tax asset recognized under Brazilian GAAP at the time of the corporate reorganization was reversed. Accordingly, for purposes of the reconciliation of net income, the entry recorded under Brazilian GAAP annually to reverse the tax benefit realized in the current fiscal year resulting from the corporate reorganization, which is approximately of 34% of the goodwill amortization, is also reversed. For the year ended December 31, 2009, the amount was R$194,853 thousand.

The following presents the journal entries recorded under U.S. GAAP for the fiscal year ended December 31, 2009:
Debit (D)/Credit (C)	2009
R$000
D. Deferred tax asset (ASSET) (c)	194,853
C. Deferred income taxes expense (P&L) (c)	194,853
D. Deferred tax asset (ASSET) (d)	8,111
D. Deferred income taxes expense (P&L) (d)	84,338
C. Goodwill recorded under US GAAP (ASSET) (d)	92,449
________________
(c)
Reversal of the realized tax benefit recorded under Brazilian GAAP during the year for goodwill amortization in tax books (see entry (b) in the table above). Because the U.S. GAAP financial statements have no deferred tax asset related to such tax benefit and the goodwill amount defers from the one recorded under local GAAP, the tax benefit entry recorded under Brazilian GAAP was reversed.

(d)
ASC 805-740 “Business Combination/Income Taxes”, requires that the reported amount of goodwill and the tax basis of goodwill are each separated into two components as of the acquisition date for purposes of deferred tax calculations. The first component of goodwill equals the lesser of goodwill for financial reporting or tax-deductible goodwill. The second component of goodwill equals the

December 6, 2010	Pg. 4

remainder, if any, of (i) goodwill for financial reporting over tax-deductible goodwill or (ii) tax-deductible goodwill over goodwill reported for financial reporting. Since that second component represents an excess of tax-deductible goodwill over the reported amount of goodwill, the tax benefit for that excess was recognized when realized on the tax return, and that tax benefit was applied, in the first instance, to reduce to zero the goodwill related to such acquisition, in the second instance, to reduce to zero other noncurrent intangible assets related to that acquisition, and, in the third instance, to reduce income tax expenses. For the year ended December 31, 2009, book goodwill was reduced in the amount of R$92,449 thousand for the tax benefit realized with respect to the second component of the goodwill allocation pursuant to ASC 805-740. In addition, a deferred tax asset in the amount of R$8,111 thousand was recognized for the difference that arose between the financial reporting amount and tax basis of the first component of goodwill calculated pursuant to ASC 805-740. We have included, as Annex A hereto, a reconciliation of this entry and the 2009 Form 20-F.

28. Income Tax and Social Contributions – page F- 63

2.
We note your response to comment two from our letter dated October 22, 2010. Please provide us with the accounting journal entries that you recorded at both the parent and the subsidiary level under both Brazilian and US GAAP to reflect the effect of the restructuring. Please provide a detailed explanation of the reason for each accounting journal entry.

Under Brazilian corporate law, the acquiring entity may transfer the goodwill to the acquired entity as part of a corporate reorganization as a capital contribution, shares in respect of which would be issued in the future, upon realization of the tax benefit created by the contribution. This transfer is normally realized through a creation of a new company (a shell company). However, regarding the Vivo Participações S.A. (“Vivo Part.”) transaction, that transfer was made through the TCO-IP S.A. (“TCO-IP”), a dormant company, belonging to the Vivo group. TCO-IP was a partial spin-off which recorded the investment and goodwill accounts. Subsequently, TCO-IP was merged into Telemig Participações S.A. and Telemig Celular S.A. (collectively, “Telemig”).

The aforementioned transfer creates tax benefits for the acquired entity for Brazilian tax purposes. The tax benefit was recorded as a deferred tax asset on the balance sheet and a corresponding credit was recorded in shareholders’ equity under “Capital reserve—special goodwill reserve” on the date the goodwill was transferred by the acquiring entity. The purpose of the transaction is to amortize the goodwill against taxable profit generated by the subsidiary Telemig.

Under Brazilian federal tax law and regulations, an entity that incurs goodwill in connection with a subsidiary based on future profitability can amortize goodwill over a period of no less than five years once that goodwill is realized through a merger (including a downstream merger).

Below we present the relevant information and the respective journal entries.

As of April 3, 2008, Vivo Part. effectively concluded the control acquisition of Telemig Celular Participações S.A. and indirectly its subsidiary and operating company Telemig Celular S.A. Vivo Participações S.A. acquired 53.9% of common shares (voting shares), 4.27% of preferred shares and 22.7% of total shares. The amount paid in the transaction was R$1,233,105 thousand.

We note that since the goodwill is grounded on expectation of future profitability upon preparation of the consolidated balance sheet, such goodwill was not allocated to a particular asset, having been recorded in the consolidated balance sheet as an intangible asset in compliance with the Brazilian Securities and Exchange Commission Instruction CVM No. 247/96.

The journal entries under Brazilian GAAP that summarize the acquisition made by Vivo Part. are presented below:

December 6, 2010	Pg. 5

Debit (D)/Credit (C)	2008
R$000
Vivo Participações S.A.
D. Investment in Telemig	363,295
D. Goodwill	869,810
C. Cash	1,233,105

TCO-IP concluded on May 12, 2008 the voluntary tender offer (OPA) acquiring additional 20.0% of total capital of Telemig Celular Participações S.A. and 3.7% of Telemig Celular S.A., totaling R$522,316 thousand.

On August 15, 2008, TCO-IP concluded the mandatory tender offer acquiring 5,803,171 ordinary shares of Telemig Celular Participações S.A., representing 16.03% of the total capital and 78,107 common shares of Telemig Celular S.A., representing 3.29% of the total capital. For this transaction, payments were made in the amount of R$732,650 thousand and R$171,239 thousand, respectively.

For such tender offer, TCO-IP received a certain cash amount from Vivo Participações, as a capital increase, and from banks, as promissory notes, as presented in the journal entries below.
Debit (D)/Credit (C)	2008
R$000
Vivo Participações S.A.
D. Investment in TCO-IP	904,000
C. Cash	904,000
Debit (D)/Credit (C)	2008
R$000
TCO-IP
D. Cash	530,000
C. Promissory Notes payable	530,000
Debit (D)/Credit (C)	2008
R$000
TCO-IP
D. Cash	904,000
C. Capital	904,000

With such tender offers concluded, the investment in Telemig and goodwill recorded in TCO-IP books in August 2008 amounted to R$593,761 thousand and R$832,444 thousand, respectively.
Debit (D)/Credit (C)	2008
R$000
TCO-IP
D. Investment in Telemig	593,761
D. Goodwill	832,444
C. Cash	1,426,205

After the acquisition of Telemig, certain assets and liabilities of Vivo Part. were spun-off to TCO-IP, in exchange of a capital increase made by Vivo Part. with its equity in Telemig. On August 26, 2008, Vivo Part. increased capital in TCO-IP in the amount of R$ 1,149,832 thousand corresponding to the book value (BR GAAP) of total 7,258,108 common shares and 969,932 of preferred shares of Telemig, which represents 22.73% of total capital. At that date, TCO-IP became the controlling shareholder in Telemig.

December 6, 2010	Pg. 6

The table below presents the journal entries in Vivo Part. and TCO-IP for the assets spin-off and capital increase. After amortization, the balance of the goodwill related to the acquisition made in April was R$843,170.
Debit (D)/Credit (C)	2008
R$000
Vivo Participações S.A.
D. Investment in TCO-IP	1,149,832
C. Investment in Telemig	306,662
C. Goodwill	843,170

Debit (D)/Credit (C)	2008
R$000
TCO-IP
D. Investment in Telemig	306,662
D. Goodwill	843,170
C. Capital	1,149,832

We observe in this transaction the combination into Vivo Part. of the interest held in Telemig, in a single line. Equity in Telemig, plus goodwill, was exchanged for the equity in TCO-IP. Upon future amortization of the goodwill in Telemig assets (after the merger of TCO-IP into Telemig), net income and, consequently, mandatory dividends of this company would be reduced, negatively impacting the non-controlling shareholders of Telemig. Therefore, in order to avoid such effect, the CVM Instruction No. 319/99 required the TCO-IP, immediately prior to the merger, to record a valuation allowance (against P&L) in the amount of, at least, the difference between the goodwill and the tax benefit (34%) resulting from amortization. In other words, the allowance recorded (provision for maintenance of shareholders’ equity) represents 66% of the total amortizable goodwill.

The journal entries below represent the effects on TCO-IP for the recognition of the aforementioned provision for maintenance of shareholders’ equity. Such entries were recorded in November 2008, for a goodwill balance of R$1,633,445.
Debit (D)/Credit (C)	2008
R$000
TCO-IP *
D. P&L	1,078,074
C. Provision for maintenance of shareholders’ equity (contra goodwill)	1,078,074
________________
*	This entry was solely recorded in the TCO-IP separate financial statements. Upon consolidation, the P&L was reversed against equity.

Subsequently, TCO-IP was merged into Telemig to become effective the mentioned tax benefit (deductibility of goodwill amortization). At this moment, the goodwill, net of the provision for maintenance of shareholders’ equity, was reclassified to deferred tax asset, as required in the CVM Instruction No. 319/99, because it represents the tax benefit arisen from the restructuring transaction.

After the eliminations of the investment of TCO-IP in Telemig and equity of TCO-IP during the merger, Telemig presented the following balances in its books:

December 6, 2010	Pg. 7

Debit (D)/Credit (C)	2008
R$000
Telemig
D. Deferred tax asset **	555,371
C. Capital reserve – special goodwill reserve ***	555,371
________________
**	Composed by R$1,633,445 related to the goodwill net of R$1,078,074 of respective provision for maintenance of shareholders’ equity

***	Refers to the remaining balance of TCO-IP equity, net of the accumulated loss resulted from the provision of maintenance of shareholders’ equity.

As the goodwill is been amortized, income is also being recognized with the reversal (amortization) of the provision mentioned above, and net P&L effect was an expense equivalent to the reduction of income tax expenses (note that amortization of the goodwill is deductible whereas income from the released provision is not taxed). Therefore, the net effect of the exercise in income going forward is nil (i.e. goodwill amortization, less tax benefit, less amortization of provision).

Under Brazilian GAAP, the amounts of deferred tax asset, related to the amortizable goodwill and related valuation allowance, as of December 31, 2009 and 2008 are as follows:

	December 31, 2009			December 31, 2008
	Goodwill	Allowance	Net	Goodwill	Allowance	Net
Telemig Celular Participações S.A.	1,251,945	(826,283)	425,662	1,485,172	(980,214)	504,958
Telemig Celular S.A.	113,501	(74,911)	38,590	133,896	(88,372)	45,524
Total	1,365,446	(901,194)	464,252	1,619,068	(1,068,586)	550,482

During the fiscal year of 2009, the journal entries recorded under Brazilian GAAP were the following:
Debit (D)/Credit (C)	2009
R$000
D. Deferred income taxes expense (P&L) (1)	86,230
C. Deferred tax asset (ASSET) (1)	86,230
________________
(1)	Entry to reduce the deferred tax asset per realization of tax benefit in the tax books during the fiscal year. This entry equalizes the effective income tax rate

We presented below the amounts and effects arisen from the Telemig acquisition and related corporate reorganization under U.S. GAAP (Note that the U.S. GAAP effects were recognized only in consolidation):

		Transaction date
Purchase price (excluding the R$50,988 thousand of transaction cost considered in the Brazilian GAAP entries)	1	2,608,322
% acquired 56.34% (investment)	2	903,686
Excess Purchase Price Allocated (1-2) to:		1,704,636
Inventory		2,729
Fixed Assets		176,401
License		1,693,203
Other intangibles		3,073
Other assets		(1,493)
Loans		1,668
Deferred tax liability		(637,698)
Goodwill		466,753

December 6, 2010	Pg. 8

Because the goodwill recorded under Brazilian GAAP is fully allocated to assets and liabilities under U.S. GAAP, no provision for maintenance of shareholders’ equity was recognized in the U.S. GAAP financial statements. Therefore, pursuant to ASC 805-740, no deferred tax asset or special goodwill reserve has been recognized. The tax benefit arisen from such corporate reorganization is being recognized when realized as explained in the response one above.

Due to the fact that no deferred tax asset is recorded under U.S. GAAP, the entries related to such deferred tax under Brazilian GAAP is reversed in the U.S. GAAP financial statements as presented below:
Debit (D)/Credit (C)	2009
R$000
D. Deferred tax asset (ASSET) (2)	86,230
C. Deferred income taxes expense (P&L) (2)	86,230
D. Deferred income taxes expense (P&L) (3)	65,303
C. Deferred tax asset (ASSET) (3)	1,694
C. Goodwill recorded under U.S.GAAP (ASSET) (3)	63,609
________________
(2)
Reversal of the realized tax benefit accounted under Brazilian GAAP during the year per goodwill amortization in tax books (see entry (1) in the table above). Because the U.S. GAAP financial statements have no deferred tax asset related to such tax benefit and the goodwill amount defer to the one recorded under local GAAP, the tax benefit entry recorded under Brazilian GAAP was reversed.

(3)
ASC 805-740 “Business Combination/Income Taxes”, requires that the reported amount of goodwill and the tax basis of goodwill are each separated into two components as of the acquisition date for purposes of deferred tax calculations. The first component of goodwill equals the lesser of goodwill for financial reporting or tax-deductible goodwill. The second component of goodwill equals the remainder, if any, of (i) goodwill for financial reporting over tax-deductible goodwill or (ii) tax-deductible goodwill over goodwill reported for financial reporting. Since that second component represents an excess of tax-deductible goodwill over the reported amount of goodwill, the tax benefit for that excess was recognized when realized on the tax return, and that tax benefit was applied, in the first instance, to reduce to zero the goodwill related to such acquisition, in the second instance, to reduce to zero other noncurrent intangible assets related to that acquisition, and, in the third instance, to reduce income tax expenses. For the year ended December 31, 2009, goodwill was reduced in the amount of R$63,609 thousand for tax benefit realized with respect to the second component of the goodwill allocation pursuant to ASC 805-740. In addition, a deferred tax asset in the amount of R$1,694 thousand was recognized for the differences that arose between the financial reporting amount and tax basis of the first component of goodwill calculated pursuant to ASC 805-740. We have included, as Annex A hereto, a reconciliation of this entry and the 2009 Form 20-F.

December 6, 2010	Pg. 9

*           *           *           *

In providing these responses, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its annual report filed on Form 20-F for the year ended December 31, 2009;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and should the Staff have any further questions in view of the complexity of the issues referred to herein, we are available to discuss in detail the aforementioned responses.  Any questions or comments with respect to this response letter may be communicated to the undersigned at 55 (11) 7420-1172 or to Diane Kerr at (212) 450-4529. Please send copies of any correspondence relating to this filing to Roberto Oliveira de Lima and Diane Kerr by facsimile to (212) 701-5529 with the original by mail to Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017.

Very truly yours, /s/ Roberto Oliveira de Lima

cc:           Diane G. Kerr, Esq.
(Davis Polk & Wardwell LLP)

December 6, 2010	Pg. 10

Annex A

Reconciliation of deferred tax impact in P&L resulting from acquisitions disclosed in footnote 33(e)

As per item 1.1 of our response to the SEC Comment Letter

Debit (D)/Credit (C)		2009
		R$000
D	Deferred tax asset (ASSET)	194,853
C	Deferred income taxes expense (P&L)	194,853
D	Deferred tax asset (ASSET)	8,111
D	Deferred income taxes expense (P&L)	84,338
C	Goodwill recorded under US GAAP (ASSET)	92,449

The P&L effect of deferred tax in the amount of R$84,338 thousand is composed by:

Adjustments on reported versus tax basis of goodwill under U.S.GAAP	(R$19,035)
Deferred tax effect, as per item 2 of our response to the SEC Comment Letter	(R$65,303)

The Adjustments on reported versus tax basis of goodwill under U.S.GAAP above could be tied to the disclosures in the 2009 Form 20-F as follows:

Adjustments on reported versus tax basis of goodwill under U.S.GAAP	(R$19,035)
Deferred income taxes expense (P&L)	R$194,853
Reversal of tax benefit on amortization of goodwill according to Brazilian GAAP*	R$175,818
________________
*	As per Reconciliation of the net income (loss) differences between Brazilian GAAP and U.S. GAAP on pages F-107 and F-108

The P&L effect of deferred tax in the amount of R$65,303 thousand is composed by:

Goodwill recorded under U.S.GAAP	R$63,609
Deferred tax asset	R$ 1,694

The figures above could be tied to the disclosures in the 2009 Form 20-F as follows:

	2009	2008	P&L Effect
Per footnote presented on page F-90
Goodwill Recorded under USGAAP	403,143	466,752	(63,609)
Deferred income taxes expense (P&L)	(601,871)	(632,497)	30,626
Per footnote presented on page F-89
Goodwill Recorded under USGAAP	481,193	510,032	(28,839)
Deferred income taxes expense (P&L)	(390,527)	(346,769)	(43,758)

TOTAL			(105,580)
Adjustments on reported versus tax basis of goodwill under U.S.GAAP (see table above)			19,035
Deferred tax effect as per reconciliation on Page F-108			(86,545)